Invesco Capital Markets, Inc.
Statement of Financial Condition
December 31, 2015

(in thousands of dollars, except share data)

Assets

Cash and cash equivalents	$ 28,001
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	11,444
Financial instruments owned, at fair value	4,639
Receivable from customers	37,863
Receivable from brokers, dealers and clearing organizations	53,238
Loan due from parent	40,068
Fees, interest and other receivables	91
Goodwill	1,500
Intangible assets, net	21,390
Other assets	436
Total assets	$ 198,670

Liabilities and stockholders' equity

Liabilities:

Financial instruments sold, not yet purchased, at fair value	2,524
Due to affiliated companies	3,729
Payables to customers	42,549
Payables to brokers, dealers and clearing organizations	42,216
Deferred tax liabilities, net	6,573
Other liabilities and accrued expenses	2,143
Total liabilities	99,734

Stockholders' equity:

Common stock ($100 par value, 2,500 shares authorized, issued and outstanding)	250
Additional paid-in capital	61,725
Retained earnings	36,961
Total stockholders' equity	98,936
Total liabilities and stockholders' equity	$ 198,670

The accompanying notes are an integral part of this statement of financial condition.